Mail Stop 4561

December 29, 2008

Via U.S. Mail and Fax (954) 652-7300
Mr. David H. Fleischman
Chief Financial Officer
TradeStation Group, Inc.
8050 S.W. 10th Street, Suite 4000
Plantation, FL 33324

      RE: **TradeStation Group, Inc.**
               Form 10-K for the period ended December 31, 2007, Filed March 14, 2008
               Form Def 14A, Filed April 28, 2008
               File No. 0-31049

Dear Mr. Fleischman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

1A. Risk Factors, page 15

1.   We note that you state: "These issues, uncertainties and risk factors are not intended to be exclusive. Issues, uncertainties and risk factors are also included in other sections of this report when specifically relevant to a statement we have made about an aspect of our

business, or our financial condition or results of operations." In future filings, please remove this disclaimer. Additionally, please confirm that you have presented all material risks in this section, and include a statement to this effect in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.   Please tell us why you have not filed the agreements with Bear Stearns, R.J. O'Brien, and GAIN as exhibits to the Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 56

3.   We note the statement in Note 9 to the financial statements, on page F-18 that, "Certain stock options granted to the Company's Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Growth Officer prior to February 2007 contain a provision resulting in 100% acceleration of vesting if the aggregate beneficial ownership of William Cruz and Ralph Cruz … falls beneath 25%." Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or advise.

Exhibits 31.1 and 31.2

4.   We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence. This comment also applies to your 2008 Forms 10-Q.

Form Def 14A filed April 28, 2008

General Compensation Philosophy, page 14

5.   On page 16, you state: "[E]xecutive compensation has generally been below the median total compensation of the company's peer group or market segment." In future filings, please revise your disclosure to include a discussion of where actual payments fall within targeted parameters for each named executive officer. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please tell us how you intend to comply.

Long-Term Incentive Compensation, page 20

6.   Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note your disclosure on page 21 that Mr. Nikolson was awarded 27,855 shares, while Messrs. Fleischman, Stone and Black were awarded 13, 927 shares. Please see Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

        Sincerely,

        Daniel L. Gordon
        Branch Chief